UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

GENENCOR INTERNATIONAL, INC.

(Name of the Issuer)

GENENCOR INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304
(650) 846-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Keith A. Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction	Amount of filing fee (2)
Valuation (1) $676,053,224	$79,572

(1)	For purposes of calculating fee only. This amount is based upon the purchase of 35,119,648 shares of Common Stock, par value $0.01 per share, of Genencor International, Inc., at a purchase price of $19.25 per share net in cash.

(2)	Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on December 9, 2004, is based on a fee rate of $117.70 per million dollars of the Transaction Valuation.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $79,572

Form or Registration No.:  Schedule TO

Filing Party:  Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 nr. 2024

Date Filed:  February 15, 2005

This Amendment No. 3 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission on February 15, 2005, as amended by Amendment No. 1 on February 16, 2005 and by Amendment No. 2 on February 22, 2005 (the "Schedule 13E-3"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as amended by supplement (the "Supplement") dated March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the Supplement have been filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended on March 9, 2005 (the "Schedule TO").

Item 15.    Additional Information

The following is added at the end of this section:

On March 9, 2005, the plaintiffs and defendants in the Consolidated Delaware Action executed a memorandum of understanding that, subject to Chancery Court approval, will result in a dismissal with prejudice of all claims by the plaintiffs in the Consolidated Delaware Action. The memorandum of understanding provides for supplemental disclosures related to the Offer and the Merger (all of which are included in this Supplement), requests that the Chancery Court certify (for settlement purposes only) a class of plaintiffs consisting of all record holders of Shares from January 26, 2005 through the effective time of the Merger (the "Class"), and contains a release of all claims by members of the Class asserted in the amended complaint in the Consolidated Delaware Action and related to the Acquisition Agreement, the Stock Purchase Agreement, the Tender Offer, the Merger, or any public disclosures by the defendants related to the foregoing.

Item 16.    Exhibits.

(a)(1)(ix)	Supplement to Offer to Purchase, dated March 9, 2005 (incorporated by reference to Exhibit (a)(1)(xiv) of the Schedule TO).
(a)(1)(x)	Notice to Participants in the Genencor International, Inc. Retirement Investment Plan, dated March 4, 2005.
(a)(1)(xi)	Frequently Asked Questions ("FAQ") Regarding the Genencor Common Stock in the Genencor International, Inc. Employee Retirement Investment Plan.
(a)(1)(xii)	Tender Offer Instruction Form.
(a)(1)(xiii)	Notice to Participants in the Genencor International, Inc. Retirement Investment Plan, dated March 9, 2005.
(a)(5)(x)	Consolidated Amended Class Action Complaint of Ronald Zappolla, Mirfred Partners LLC and Walter Sloboda against Genencor International, Inc., et al., Consolidated C.A. No. 1052-N, filed in the Court of Chancery of the State of Delaware on February 24, 2005 (incorporated by reference to Exhibit (a)(5)(vi) of the Schedule TO).
(a)(5)(xi)	Memorandum of Understanding dated March 9, 2005 among the counsel to the parties to the Delaware Consolidated Action (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.

By:	/s/ Jean-Jacques Bienaimé Name: Jean-Jacques Bienaimé Title: Chairman, Chief Executive Officer and President

Dated: March 9, 2005